Exhibit (a)(1)(I)

FFG Industries, Inc. Commences Tender Offer

to Acquire Technology Flavors & Fragrances, Inc

UPPER SADDLE RIVER, N.J.—(BUSINESS WIRE)—May 16, 2005—FFG Industries, Inc. announced today that it has commenced a tender offer through a wholly owned subsidiary to purchase all of the outstanding shares of common stock of Technology Flavors & Fragrances, Inc. (AMEX:TFF) for $1.55 per share net to the seller in cash. The terms and conditions of the offer are set forth in documents filed today with the Securities and Exchange Commission. The offer and withdrawal rights are scheduled to expire at midnight, New York City time, on June 14, 2005, unless the offer is extended.

The offer is being made pursuant to the previously announced Agreement and Plan of Merger among the companies. Following the successful completion of the tender offer, Technology Flavors & Fragrances will be merged with the wholly owned subsidiary of FFG Industries, and as a result Technology Flavors & Fragrances will become a private company.

The tender offer is not contingent upon obtaining financing, but is subject to the satisfaction of other conditions, including the absence of a material adverse change to the business or prospects of Technology Flavors & Fragrances or the consolidated company after the merger.

The Board of Directors of Technology Flavors & Fragrances has unanimously approved the transaction and recommended that stockholders tender their shares in the tender offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase, the related Letter of Transmittal and other tender offer documents, which are being mailed to stockholders of Technology Flavors & Fragrances beginning today. Stockholders of Technology Flavors & Fragrances are advised to read the tender offer documents because they contain important information. Stockholders may obtain a copy of the tender offer documents for free at the SEC’s website at www.sec.gov or from the information agent.

FFG Industries, Inc. has appointed Mellon Investor Services LLC to act as depositary and information agent in the tender offer. Copies of the offering documents describing the tender offer may be obtained by calling Mellon Investor Services LLC at 1-888-509-7935.

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